U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-SB

                     General Form for Registration of Securities
              of Small Business Issuers Under Section 12(b) or 12(g) of
                         the Securities Exchange Act of 1934

                               DelSoft Consulting, Inc.
                               ------------------------
                    (Name of Small Business Issuer in its charter)


                       Georgia                              75-2719614
           --------------------------------            ---------------------
            (State or other jurisdiction of              (I.R.S. Employer
             incorporation or organization)             Identification No.)

                      106 Bombay Lane,  Roswell, Georgia  30076
                      -----------------------------------------
                 (Address of principal executive office)  (Zip Code)


           Issuer's telephone number, including area code:  (770) 518-4289

            Securities to be registered under Section 12(b) of the Act:

                                       None.

            Securities to be registered under Section 12(g) of the Act:

                                   Common Stock
                                   ------------
                                 (Title of class)

                                       PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

         The following discussion contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the uncertainty as to the Company's future profitability; the uncertainty as to the demand for information technology services and solutions; industry trends towards outsourcing information technology services; increasing competition in the information technology services market; the ability to hire, train and retain sufficient qualified personnel; the ability to obtain financing on acceptable terms to finance the Company's growth strategy;
the ability to develop and implement operational and financial systems to manage the Company's growth; and other factors referenced in this registration statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward Looking Statements and Associated Risks."

OVERVIEW

     DelSoft Consulting, Inc. ("DelSoft" or the "Company") was founded in July 1996 as a professional services staffing firm, and has, over the past 22 months, developed its technological and managerial infrastructure to offer its clients value added services, including professional services staffing, solutions and services for the Year 2000 problem and application maintenance outsourcing (collectively referred to as "solutions"). The Company markets solutions to both existing and potential clients with the objective of becoming one of such client's preferred providers of comprehensive information technology ("IT") services and solutions. With the trend in the commercial market moving toward fully integrated information systems solutions, the Company offers its clients a broad range of business and technical services as a service outsourcer and systems integrator capable of providing complex tool solutions. This total solutions approach includes proprietary software and tools, proven processes and methodologies, tested project management practices and resources management and procurement programs. The Company is headquartered in the Metropolitan Atlanta area and has recently opened a second domestic office near Indianapolis, Indiana. It also has human resources officers stationed in Bangalore and Madras, India who are actively recruiting IT professionals.

BACKGROUND

     The Company was incorporated in Georgia on July 1, 1996.  On
December 12, 1996, DelSoft acquired Pyke Corp., a publicly traded
Delaware corporation with no previous operations ("Pyke"), by merging

Pyke into DelSoft. In connection with the merger, holders of Pyke Common Stock received one share of DelSoft Common Stock for each six shares of Pyke Common Stock. In the aggregate, DelSoft issued
1,713,316 shares of Common Stock to Pyke's shareholders, or approximately 17% of DelSoft's Common Stock on a fully diluted basis.

SERVICES

     DelSoft provides its clients with a one-stop shop for a broad range of IT applications solutions and services. Historically, the substantial majority of the Company's projects have been client-managed. On client-managed projects, DelSoft provides professional services as a member of the project team on a time-and-materials basis. On DelSoft-managed projects, DelSoft takes complete responsibility for project management and bills the client on either a time-and-materials or fixed-price basis. The Company is seeking to shift a larger portion of its business to DelSoft-managed projects, which generally carry higher profit margins.

     The solutions and services offered by the Company include the following:

         (a) PROFESSIONAL SERVICES STAFFING: Providing highly-skilled software professionals to augment the internal information management staffs of major corporations remains the Company's primary business. The Company supplies clients' staffing needs from among its diverse supply of software professionals. The Company is committed to expanding its professional services staffing operations in conjunction with its solutions business in both the mainframe and client/server development environments.

         (b) SERVICES AND SOLUTIONS FOR THE YEAR 2000 PROBLEM: The Company, through a teaming agreement with CAC Millennium Services, offers the Signature 2000 (TM) proprietary software toolkit, along with skilled resources, proven methodologies, experienced project management, and significant Year 2000 project experience. The Signature 2000 (TM) proprietary software toolkit analyzes, locates, reports on, and then restructures all programs and database definitions affected by the absence of a century date field to permit processing of dates after December 31, 1999. The solution can be used in any environment and is flexible enough to support any language.

         (c) APPLICATION MAINTENANCE OUTSOURCING: Spurred by global competition and rapid technological change, large companies, in particular, are downsizing and turning to outside service providers to perform their IT functions. The reasons for such outsourcing range from cost reduction to capital asset improvement and from improved technology introduction to better strategic focus. In response to this trend, the Company, has at its disposal a complete staff that includes experienced project managers, technicians and operators. These professionals provide essential data functions including, applications development, systems maintenance, data network management, voice network administration and help desk operations.


SALES AND MARKETING

     DelSoft sells its services to large organizations through a direct sales force. The Company is also aggressively pursuing preferred vendor arrangements with large organizations. As a preferred vendor, the Company would be one of a limited number of service providers to a particular client, thus enabling it to sell its services more effectively. These contracts generally result in lower margins due to negotiated discounts, but are expected to generate higher and more steady revenues.

CLIENTS

     The Company provides its services and solutions primarily to Fortune 1,000 companies with significant IT budgets and recurring staffing or software development needs. Substantially all of the Company's clients are large companies, major systems integrators or governmental agencies. The Company's strategy is to maximize its client retention rate and secure follow-on engagements by providing high quality services and client responsiveness.

     Most of the Company's projects are terminable by the client without penalty. The loss of any significant client and/or project could have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

     The IT services industry is highly competitive and is served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Currently, the Company's primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, service departments of computer hardware and software companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company's clients may elect to increase their internal IT resources to satisfy their solutions needs. The Company believes that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value. The Company believes that the range of services and solutions that it offers combined with its diverse pool of labor resources gives the Company a competitive advantage in the IT marketplace.

INTELLECTUAL PROPERTY RIGHTS

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property.


The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The intellectual property rights to the software developed by the Company in connection with a client engagement is typically assigned to the client.

     Although the Company's intellectual property has never been the subject of an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future, that assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial costs to, and diversion of effort by, the Company. Any infringement claim or litigation against the Company could, therefore, materially and adversely affect the Company's business, operating results and financial condition.

HUMAN RESOURCES

     The Company's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. The Company's human resources department is dedicated full-time to recruiting IT professionals and managing its human resources. The Company recruits in a number of countries and regions, including the United States, India, Canada, South America, Central America, Mexico, and the Philippines. The Company also advertises in various newspapers. In addition, the Company's employees are a valuable recruiting tool and are actively involved in referring new employees and screening candidates for new positions. DelSoft uses a standardized global selection process which includes interviews, tests and reference checks.

     The Company has a focused retention strategy that includes career planning, training and benefits. The Company's comprehensive benefits package includes Company-paid health insurance, a 401(k) plan, dental insurance, tuition reimbursement, and green card processing. The Company uses stock options as part of its recruitment and retention strategy.

     As of March 31, 1998, DelSoft employed 79 full-time employees, consisting of 71 technical consultants, 2 employees in marketing and sales and 6 employees in administration and support. DelSoft also has contracts with 15 independent consultants. DelSoft's IT professionals typically have Master's or Bachelor's degrees in Computer Science or another technical discipline and two to ten years of IT experience.
In addition, the Company uses independent contractors to staff client engagements.

     The Company has reached an agreement in principle to acquire the business of an IT recruiting company based in Detroit, Michigan. The


Company has maintained an ongoing relationship with this IT recruiting company since 1996, and it has assisted the Company in finding and placing IT professionals in the past. Management believes that the proposed acquisition will reduce the costs of hiring its IT professionals.

GOVERNMENT REGULATION OF IMMIGRATION

     The Company's solutions and services are not currently subject to direct regulation by any government or law other than regulations applicable to businesses generally. Some of DelSoft's consultants are foreign nationals who reside in the United States on visas which required the approval of the Immigration and Naturalization Service. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following discussion contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements.

OVERVIEW

     DelSoft provides its clients with a one-stop shop for a broad range of IT solutions and services. Since its inception in 1996, the Company has experienced significant growth while remaining profitable.

     The Company's revenues are derived from fees paid by clients for professional services. Historically, a substantial majority of the Company's projects have been client-managed. On client-managed projects, DelSoft provides professional services as a member of the project team on a time-and-materials basis. The Company recognizes revenues on such projects as the services are performed.

     DelSoft's most significant cost item is its personnel expense, which consists primarily of salaries and benefits for the Company's billable personnel. The number of IT professionals assigned to projects may vary depending on the size and duration of each engagement. Moreover, project terminations and completion and scheduling delays may result in short periods when personnel are not assigned to active projects. DelSoft manages its personnel costs by closely monitoring client needs and basing personnel increases on specific project engagements.

     While the number of IT professionals may be adjusted to reflect active projects, the Company continues to process H1-B visas and maintain a database of available professionals to respond to increased demand for the Company's services on both existing projects and new engagements.

     Since its inception, the Company has incurred significant expenditures to build the infrastructure necessary to sustain the Company's growth. These expenditures were incurred primarily in connection with: (i) the hiring of additional personnel to support a


larger organization; (ii) the relocation of the Company's headquarters to larger, more efficient office space; (iii) the development of additional service offerings, including Year 2000 conversion services;
(iv) the establishment of an overseas recruitment division; and (v) the opening of an Indiana sales office to provide better and more cost effective access to the Midwest market. While these expenses have increased the Company's selling, general and administrative expenses, the Company believes that the revenues expected to be derived as a result of these expenditures have not yet been fully realized.

RESULTS OF OPERATIONS

     The following table sets forth selected data, expressed as a percentage of revenues, for the periods indicated. Operating results for any period are not necessarily indicative of results for any future period:


                                     12 Months          Six Months
                                   Ended June 30,    Ended December 31
                                       1997          1997        1996
                                       ----          ----        ----

           Revenue:                   100.0%        100.0%      100.0%
           Direct Project Costs:       78.1          75.8        72.3
           Net Revenues:               21.9          24.2        27.7
           Selling, General
             and Administrative:       19.4          18.5        21.8
           Interest Expense:            0.3           1.4          -
                                        ---           ---         ---
           Income Before Income Tax:    2.2           4.3         5.9
           Provision for Income Tax:    1.0           1.5         1.7
                                        ---           ---         ---
           Net Income:                  1.2%          2.8%        4.2%

SIX MONTHS ENDED DECEMBER 31, 1997 COMPARED TO SIX MONTHS ENDED
DECEMBER 31, 1996

     REVENUE. The Company's revenue increased 74% from approximately $3.0 million during the six-month period ended December 31, 1996 to approximately $5.2 million during the six-month period ended December 31, 1997. This growth in revenues was primarily attributable to additional services provided to existing clients and engagements with new clients.

     DIRECT PROJECT COSTS. Direct project costs consist primarily of salaries and employee benefits for billable IT professionals and the associated travel and relocation costs of these professionals, as well as the cost of the independent contractors used by the Company. The Company's direct project costs increased 82% from approximately $2.1 million during the six-month period ended December 31, 1996 to approximately $3.9 million during the six-month period ended December 31, 1997. This increase is primarily attributable to the Company's ability to attract and retain its own qualified IT professionals to staff additional projects.


     NET REVENUE. Net revenue consists of revenues less direct project costs. Net revenue increased 50% from approximately $800,000 during the six-month period ended December 31, 1996 to approximately $1.2 million during the six-month period ended December 31, 1997.
This increase is attributable primarily to an increase in the number of IT professionals utilized by the Company (including independent contractors) from 26 as of December 31, 1996 to 90 as of December 31, 1997. In addition, billing rates increased at a slightly higher level than professional salaries and engagements with new clients were more profitable than those with existing clients. The increase in net revenue was offset by higher personnel expenses resulting from the hiring of additional professionals to support the increase in client engagements.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist of costs associated with the Company's sales and marketing efforts, executive management, finance and human resource functions, facilities and telecommunications costs and other general overhead expenses. Selling, general and administrative expenses increased 47% from approximately $647,000 during the six-month period ended December 31, 1996 to approximately $950,000 during the six-month period ended December 31, 1997. This increase was primarily attributable to the expenses incurred to build the infrastructure necessary to support the Company's revenue growth as discussed under "Overview" above.

     INCOME BEFORE INCOME TAXES. The Company's income before income taxes increased approximately $43,000 from approximately $176,000 during the six-month period ended December 31, 1996 to approximately $219,000 during the six-month period ended December 31, 1997.

     PROVISION FOR INCOME TAXES. The Company's effective tax rate was 45% for the year ended June 30, 1997.

LIQUIDITY AND CAPITAL RESOURCES

     From its inception through December 31, 1996, the Company financed its working capital requirements through internally generated funds. Since then, the Company has financed its working capital requirements through internally generated funds, the sale of shares of its common stock, and proceeds from short-term bank borrowings.

     As of December 31, 1997, the Company had working capital of approximately $665,000. The Company's current assets of approximately $2,015,000 (as of December 31, 1997) consist principally of accounts receivable of approximately $1,519,000. Management believes that any uncollectible receivables (as of December 31, 1997) are immaterial.

     The Company currently has a $1.25 million revolving credit facility with Emergent Financial Group. The credit facility bears interest at the higher of 3% over the prime rate or 9%. The revolving credit facility was previously $1 million and bore interest at the higher of 2% over the prime rate or 9%. Borrowings under the revolving


credit facility are secured by substantially all of the Company's assets. In addition, certain of the Company's directors have executed a limited personal guaranty. The facility contains certain restrictive covenants, including, the maintenance of certain financial ratios and limitations on payment of dividends and additional borrowings.

     The Company currently anticipates existing sources of liquidity and cash generated from operations are sufficient to satisfy its cash needs through the next twelve months. In the future, the Company may seek to increase the amount of its credit facilities, negotiate additional credit facilities or issue corporate debt or equity securities. Any debt incurred or issued by the Company may be secured or unsecured, fixed or variable rate interest and may be subject to such terms as the board of directors of the Company deem prudent. The Company expects any proceeds from such additional credit or sales of securities to be used primarily in the hiring of further IT professionals and/or the acquisition of other consulting companies.

     The Company does not believe that its business is subject to seasonal trends.

     The Company does not believe that inflation had a significant impact on the Company's results of operations for the periods presented. On an ongoing basis, the Company attempts to minimize any effects of inflation on its operating results by controlling operating costs, and, whenever possible, seeking to insure that billing rates reflect increases in costs due to inflation.

ITEM 3.  DESCRIPTION OF PROPERTY.

         DelSoft's principal office is located at 106 Bombay Lane, Roswell, Georgia 30076. The office, which is approximately 2300 square feet, is leased pursuant to a lease which expires in May 2000. DelSoft's current location is adequate for its projected needs, and the Company does not believe it will have difficulty obtaining additional space as needed. DelSoft has a second office located at 1980 E. 116th Street, Suite 317, Carmel, Indiana. The office, which is approximately 1,618 square feet, is leased pursuant to a lease which expires in December 1999. DelSoft's current location is adequate for its projected needs,and the Company does not believe it will have difficulty obtaining additional space as needed.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

         The Company is authorized to issue 100,000,000 shares of Common Stock, of which 10,188,316 shares are issued and outstanding. As of March 31, 1998, there were 400 shareholders of record.

         The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of March 31, 1998, by (i) each person who is known by the Company to be the


beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group:

                                                  Percent of Shares
  Beneficial Owner*    Shares Beneficially Owned   Outstanding <F1>
  -----------------    -------------------------  -----------------

  Ben J. Giacchino            2,868,650 <F2>           22.14%
  Jerry Rosemeyer             2,868,650 <F2>           22.14
  Jeffrey A. Rinde            2,464,720 <F3>           18.83
  Michael Osso                2,400,000 <F4>           19.22
  Adil Choksey                        0                   -
  All Directors and
    Executive Officers
    as a Group (5 persons)   10,602,020                83.56%

-------------------

[FN]
* Unless otherwise indicated, the beneficial owner's address is the same as the Company's principal office.
<F1>  Percentages calculated on the basis of the amount of outstanding shares plus, for each person, any shares that person has the right to acquire within 60 days pursuant to options or other rights.
<F2>  Includes 25,000 shares subject to stock options which are currently exercisable.
<F3>  Includes 150,000 shares subject to stock options which are currently exercisable.
<F4>  Consists of 2,400,000 shares subject to stock options which are currently exercisable.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

         The following is a list of the names and ages of all directors and executive officers of the Company:


   Name            Age              Position
   ----            ---              --------

Michael Osso       37             President and Director
Adil Choksey       34             Vice President
Jeffrey A. Rinde   31             Chief Financial Officer,
                                   General Counsel, Secretary and
                                   Director
Jerry Rosemeyer    43             Director
Ben J. Giacchino   42             Director


         Mr. Osso has served as President of DelSoft since September 1997 and as a Director since November 1997. Prior to his employment with DelSoft, Mr. Osso was employed by Bridgton Consulting, Inc. ("Bridgton"), an IT services provider similar to the Company, as a Consultant from November 1993 to August 1997, by TTI Technologies, a computer consulting company, as a Software Engineer from July 1993 to November 1993, and by Long Island Savings Bank as a Systems Analyst from November 1988 to June 1993.

         Mr. Choksey has served as Vice President of DelSoft since November 1996. Prior to his employment with DelSoft, Mr. Choksey was employed by Bridgton as Vice President of Sales from November 1995 to October 9 1996, by Beechwood Computing Limited, a software consulting firm, as Vice President of Sales from July 1994 to October 1995, and by Pertech Computers Ltd., a hardware/software sales company, as a Regional Sales Manager from July 1990 to June 1994.

         Mr. Rinde has served as Chief Financial Officer and General Counsel of DelSoft since January 1997, as its Secretary since July 1997 and as a Director since November 1997. He has also been a member of Briskin & Rinde, L.C., a general civil litigation firm with an emphasis on commercial transactions and litigation,since May 1995. Prior to his membership in Briskin & Rinde, L.C., Mr. Rinde was employed by Chapman & Fennell, a general practice law firm, from April 1993 to November 1994. During the period from November 1994 through May 1995, Mr. Rinde relocated from New York to Georgia and obtained a license to practice law in the State of Georgia. From May 1992 to April 1993, Mr. Rinde was General Counsel for Willow Peripherals, a computer company.

         Mr. Rosemeyer has served as a Director of DelSoft since July 1996, and as its President and Chief Executive Officer from July 1996 to August 1997. Mr. Rosemeyer has also been employed by Bridgton as President and Director since January 1993, and by KnowledgeWare, Inc., a computer consulting company, as Project Manager from January 1991 to January 1993.

         Mr. Giacchino has served as a Director of DelSoft since July 1996. He also served as Chief Operating Officer and Secretary of the Company from July 1996 to July 1997. Prior to his employment with DelSoft, Mr. Giacchino was employed with Bridgton as Vice President from January 1994 to July 1996 and as a Director since January 1994, and with Greenway Capital Corp., a stock brokerage firm, as a stock broker from August 1991 to December 1993. Mr. Giacchino has 15 years experience as a manager at various levels in the investment banking and brokerage industry.

         Mr. Giacchino and Mr. Rosemeyer are brothers-in-law.


ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth certain information regarding the annual compensation for services to the Company for the fiscal year ended June 30, 1997 with respect to the Company's Chief Executive Officer and all other executive officers as of June 30, 1997 who earned more than $100,000 in salary and bonus during such fiscal year (the "Named Executive Officers"):

                                                      Annual Compensation                     Long-Term
                                           ----------------------------------------          Compensation
                                                                                             ------------
                                                                                                Awards
                                                                                             ------------

                                                                             Other            Securities
          Name and                                                           Annual           Underlying
    Principal Position          Year         Salary        Bonus          Compensation         Options
--------------------------    --------     -----------  -----------       ------------       ------------
Jerry Rosemeyer
     President and
     Chief Executive Officer     1997      $111,161.50       $0              N/A <F1>           125,000

Ben J. Giacchino
     Chief Operating Officer     1997      $107,304.00       $0              N/A <F1>           125,000
     and Secretary

Jeffrey A. Rinde
     Chief Financial Officer     1997      $116,201.60    $73,590            N/A <F1>           250,000

-----------------
<F1>  Amount does not exceed 10% of the salary and bonus paid to such individual.


         The following table contains certain information concerning the options granted to the Named Executive Officers during the fiscal year ended June 30, 1997.

                              Number of        Percent of Total
                             Securities        Options Granted
                             Underlying        to Employees in         Exercise or
           Name            Options Granted       Fiscal Year           Base Price        Expiration Date
------------------------------------------------------------------------------------------------------------
Jerry Rosemeyer
     President and
     Chief Executive
     Officer                  125,000               14.27%                $2.00          February 28, 2006
-------------------------------------------------------------------------------------------------------------
Ben J. Giacchino
     Chief Operating
     Officer and Secretary    125,000               14.27%                $2.00          February 28, 2006
-------------------------------------------------------------------------------------------------------------
Jeffrey A. Rinde
     Chief Financial Officer  250,000               28.54%                $2.00          February 28, 2006
-------------------------------------------------------------------------------------------------------------

         The following table sets forth certain information concerning the exercise of stock options during the fiscal year ended June 30, 1997 by each Named Executive Officer and the value at fiscal year end of unexercised options held by the Named Executive Officers.

                                                                                               Value of
                                                                 Number of Securities         Unexercised
                                                                 Underlying Unexercised       In-the-Money
                             Shares                                 Options at FY-End       Options at FY-End
                           Acquired on                                Exercisable/            Exercisable/
           Name             Exercise        Value Realized            Unexercisable          Unexercisable*
-----------------------------------------------------------------------------------------------------------------
Jerry Rosemeyer
   President and
   Chief Executive Officer     0                  -                   25,000/100,000          $84,375/$337,500
-----------------------------------------------------------------------------------------------------------------
Ben J. Giacchino
   Secretary and
   Chief Operating Officer     0                  -                   25,000/100,000          $84,375/$337,500
-----------------------------------------------------------------------------------------------------------------
Jeffrey A. Rinde
   Chief Financial Officer     0                  -                   50,000/200,000          $168,750/675,000
-----------------------------------------------------------------------------------------------------------------

* Based on the closing sale price of Common Stock reported by the Nasdaq Stock Market OTC Bulletin Board as of June 30, 1997, which was $5.375 per share, less exercise price payable by optionees.

STOCK OPTION AND INCENTIVE PLANS

         In December 1997, the Company adopted the DelSoft Consulting, Inc. Stock Option Plan (the "Stock Option Plan") to provide key employees, officers and directors an opportunity to own Common Stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Pursuant to the Stock Option Plan, the Board of Directors of the Company is authorized to grant to its key executives, other members of management and directors incentive and/or nonincentive stock options for the purchase of up to 2,000,000 shares of the Company's common stock. Under the Stock Option Plan, the exercise price of all options must be at least 100% of the fair market value of the common stock on the date of grant (the exercise price of an incentive stock option for an optionee that holds more than ten percent of the combined voting power of all classes of stock of the Company must be at least 110% of the fair market value on the date of grant). The maximum term of an option may not exceed ten years.

         In July 1996, the Company adopted the Executive Incentive Compensation Plan (the "Incentive Plan") that is administered by the Company's Board of Directors. Under the terms of the Incentive Plan, a participant earns incentive compensation, which is payable in cash and/or common stock of the Company, based on a formula that takes into consideration the percentage increase in the Company's billable hours, gross revenues and profitability over the corresponding amounts in the preceding fiscal year. Incentive compensation is limited to 80% of a participant's base salary for the year. The Incentive Plan was rescinded on July 1, 1997.

EMPLOYMENT AGREEMENTS

         The Company has entered into an Employment Agreement with Mr. Osso, dated August 5, 1997, pursuant to which Mr. Osso agreed to serve as President of the Company for a term of four years commencing on September 1, 1997, and for additional one year terms unless the Company elects not to extend the term. In consideration for his services as President, Mr. Osso will receive on an annual basis, (i) a base salary of not less than $130,000, subject to an annual increase of 5%, (ii) options to purchase 25,000 shares of the Company's Common Stock at a price equal to the fair market value of the Common Stock on the date such options are granted, and (iii) a bonus for any month in which the Company bills 15,000 hours or more. The Employment Agreement contains covenants against competition, solicitation and a confidentiality agreement. On April 1, 1998, Mr. Osso's base salary was increased to $200,000.

         The Company has entered into an Employment Agreement with Mr. Choksey, dated July 1, 1996, pursuant to which Mr. Choksey agreed to serve as Vice President of Sales of the Company for a term of five years commencing on July 1, 1996, and for additional one year terms unless the Company elects not to extend the term. In consideration for his services as Vice President, Mr. Choksey will receive, (i) a base salary of not less than $95,000 per year ($65,000 for 1996), subject


to an annual increase of 5%, and (ii) a bonus for any month in which the Company bills 15,000 hours or more. The Employment Agreement contains covenants against competition and solicitation and a confidentiality agreement.

         The Company has entered into an Employment Agreement with Mr. Rinde, dated July 1, 1996, pursuant to which Mr. Rinde agreed to serve as General Counsel and Chief Financial Officer of the Company for a term of five years commencing on January 1, 1997, and for additional one year terms unless the Company elects not to so extend the term.
In consideration for his services as General Counsel and Chief Financial Officer, Mr. Rinde will receive on an annual basis, (i) a base salary of $111,500, subject to an annual increase of 5%, (ii) options to purchase 50,000 shares of the Company's Common Stock at a price equal to the fair market value of the Common Stock on the date of exercise, and (iii) a bonus for any month in which the Company bills 15,000 hours or more. The Employment Agreement contains covenants against competition and solicitation and a confidentiality agreement. On April 1, 1998, Mr. Rinde's base salary was increased to $175,000.

         The Company has entered into a Consulting Agreement with Mr. Rosemeyer, dated September 1, 1997. Under the agreement, the Company has agreed to pay Mr. Rosemeyer (i) $288,000 over a period of 24 months in consecutive equal monthly installments of $12,000, (ii) any amount due and owing as of June 30, 1997 pursuant to the Company's Executive Incentive Compensation Program, and (iii) a commission in the amount equal to 10% of the gross sales price for any sale of the Company's hyperdate methodology made by Mr. Rosemeyer on behalf of the Company. The Company also agreed to grant to Mr. Rosemeyer, on an annual basis for a period of four years, an option to purchase 25,000 shares of Common Stock in accordance with the Company's Stock Option Plan. In consideration for the payments and options, Mr. Rosemeyer agreed to provide up to 10 hours of services per week during the term of the Agreement. The Consulting Agreement contains covenants against competition and solicitation and a confidentiality agreement. Mr. Rosemeyer was employed by Bridgton, which engages in a business similar to the Company's, at the time the Consulting Agreement was entered into. The Company has consented to, and has waived its rights under the covenant against competition with respect to such employment.

         The Company has entered into a Consulting Agreement with Mr. Giacchino, dated June 18, 1997. Under the agreement, the Company agreed to pay Mr. Giacchino (i) $80,000 in 16 equal installments in accordance with the Company's normal payroll practices and (ii) any commissions and amounts payable pursuant to the Company Executive Incentive Compensation Program due and owing as of June 1997. The Company also agreed to grant to Mr. Giacchino, on an annual basis for a period of four years, an option to purchase 25,000 shares of Common Stock in accordance with the Company's Stock Option Plan. In consideration for the payments and options, Mr. Giacchino agreed to provide up to 10 hours of services per week during the term of the Agreement. The Consulting Agreement contains covenants against competition and solicitation, and a confidentiality agreement. Mr. Giacchino was employed by Bridgton, which engages in a business similar to the Company's, at the time the Consulting Agreement was entered into. The Company has consented to, and has waived its rights


under the covenant against competition with respect to such employment.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Jerry Rosemeyer and Ben Giacchino, who together own approximately 56% of the issued and outstanding Common Stock, are officers, directors and controlling shareholders of Bridgton. The Company and Bridgton occupy the same office facilities, and Bridgton is in the same business as the Company and deals with many of the same customers and vendors. Michael Osso and Adil Choksey were also previously employed by Bridgton.

         During the period from July 1996 through December 1997, the Company billed Bridgton a total of$488,000 for the services of its programmers and engineers and realized a gross profit of approximately $88,000; and Bridgton billed the Company approximately $715,000 for the services of its programmers and engineers and, based on information provided by the management of Bridgton, realized a gross profit of approximately $159,000. Bridgton also billed the Company approximately $131,000 for reimbursement of overhead expenses. As of December 31, 1997, Bridgton owed the Company approximately $10,700, which was included in accounts receivable in the accompanying balance sheet.

         In June 1997, the Company recorded the purchase of various items of office equipment from Bridgton in the amount of $9,989. This equipment was originally purchased by Bridgton from Mr. Giacchino at the same price.

         Mr. Rosemeyer and Mr. Giacchino have informed management that Bridgton will cease operations in 1998.


ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 100,000,000 shares of common stock, no par value per share. As of March 31, 1998, there were 400 holders of record of Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable. Holders of the Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and the holders of the Common Stock exclusively possess all voting power. The articles of incorporation do not provide for cumulative voting in the election of directors. The holders of Common Stock are entitled to such dividends as may be declared from time to time by the board of directors from funds available therefor, and upon liquidation they are entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of Common Stock have no preemptive rights.

         DelSoft's articles of incorporation and bylaws do not contain any provision that would delay, defer or prevent a change in control.


                             PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Common Stock have been traded in the over-the-counter market and quoted under the symbol "DSFT" since April 1997. The following table sets forth, for the periods indicated, the high and low bid information for the Common Stock. As of March 31, 1998, there were approximately 400 holders of record of the Common Stock.

                                                   Price Range
                                                   -----------
YEAR ENDED JUNE 30, 1998                        High           Low
                                                ----           ---

       Fourth Quarter (through April 20)        1.56          1.34
       Third Quarter                            2.25          1.50
       Second Quarter                          10.375         6.25
       First Quarter                           10.875         5.34375

YEAR ENDED JUNE 30, 1997

       Fourth Quarter (from April 28)           7.375         5.00

       The high and low bid information provided above are those reported by the Nasdaq Stock Market OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

         The Company has no current plan to register any shares of Common Stock for sale to the public. All of the 10,188,316 shares of Common Stock outstanding as of March 31, 1998 are subject to the limitations of Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who holds shares of restricted securities as to which a minimum of one year has elapsed since the latter of the date of acquisition from the issuer or from an affiliate of the issuer, and any person who is an "affiliate" as that term is defined under the Securities Act, is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock of the Company (approximately 101,883 shares as of the date of this registration statement) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public
information about the issuer.   Under Rule 144, however, a person who
holds restricted securities as to which a minimum of two years has elapsed since their acquisition from the issuer or an affiliate of the issuer and who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell such shares without regard to the volume, manner of sale and certain other limitations contained in Rule 144.


         The Company has not declared or paid any cash dividends since its organization. The credit facility with Emergent Financial Group prohibits the Company from declaring or paying any cash or other dividends or distributions on any of its corporate stock (other than stock dividends) while there is an outstanding balance.

WARRANTS AND OPTIONS

         In March 1998, the Company granted Barry Kaplan Associates an option to purchase up to 100,000 shares of Common Stock as consideration for certain consulting services provided under a Consulting Agreement dated February 20, 1998. The options have the following exercise prices: $1.50 for the first 25,000 shares, $2.00 for the second 25,000 shares, $2.50 for the third 25,000 shares and $3.00 for the last 25,000 shares. None of the options are exercisable prior to March 15, 1998, and options not exercised on or before April 30, 2001 are rendered null and void.

         As of March 31, 1998, options to purchase an aggregate of 876,250 shares of Common Stock had been granted under the Stock Option Plan, of which options to purchase an aggregate of 26,000 shares of Common Stock had been canceled due to the termination of a certain employee's employment. As of March 31, 1998, none of the foregoing options had been exercised.

         As of March 31, 1998, the Company has outstanding a warrant which entitles James Owen to purchase 15,000 shares of Common Stock at $1.00 per share.

ITEM 2.  LEGAL PROCEEDINGS.

         An action entitled HAS, INC. V. BRIDGTON, INC., ET. AL., Civil Action No. IP98-0167 C was filed on February 6, 1998 in the United States District Court for the Southern District of Indiana, Indianapolis Division. The plaintiffs named the Company as a co-defendant. The plaintiff alleges that the Company tortuously interfered with the plaintiff's contracts with Bridgton, causing Bridgton to breach such contracts, and that the Company tortuously interfered with the plaintiff's business relationship with one of plaintiff's clients by placing computer consultants with the plaintiff's clients. The complaint seeks compensatory and punitive damages and other relief. The Company believes such claim is baseless and intends to defend itself vigorously.

         The Company is, from time to time, a party to litigation arising in the normal course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial position or results of operations of the Company.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

         Effective as of December 31, 1997, the Company's board of directors dismissed Allen P. Fields, CPA and appointed J.H. Cohn LLP as the Company's independent public accountants. The report of Allen P. Fields, CPA on the Company's financial statements as of June 30, 1997 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. In connection with the audit for the period from July 31, 1996 (date of inception) to June 30, 1997 and through December 31, 1997, there were no disagreements with Allen P. Fields, CPA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change of independent public accountants or with respect to the Company's financial statements. Prior to retaining J.H. Cohn LLP, the Company had not consulted J.H. Cohn LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On June 23, 1997, DelSoft sold 75,000 shares of Common Stock to Mark Yagalla for $250,000 ($3.33 per share). There were no underwriters involved in the sale, and no commissions were paid in connection with the sale. The sale was exempt from registration under
Section 4(2) of the Securities Act.

         On November 25, 1997, the Company issued 100,000 shares of Common Stock to Millennium Holdings Group, Inc. as consideration for certain consulting services provided under a Consulting Agreement dated October 22, 1997. There were no underwriters involved in the sale, and no commissions were paid in connection with the sale. The transfer was exempt from registration under Section 4(2) of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Article VI of the Company's Articles of Incorporation, the Company is required to indemnify its directors and officers against those expenses (including attorney's fees), judgments, fines and amounts paid in settlement which are actually and reasonably incurred in connection with any action, suit, or proceeding in which the director or officer may be involved by reason of his being or having been a director or officer of the Company to the extent permitted under Georgia law.

         Under Section 14-2-851 of the Georgia Business Corporation Code (the "Code"), a corporation is authorized to indemnify, or obligate itself to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding (or, if the proceeding is by or in the right of the corporation, the reasonable expenses incurred by the director in connection with the proceeding) if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the


corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful, in each case as determined pursuant to Section 14-2-855 of the Code by the board of directors,special legal counsel or the shareholders. To the extent that a director is successful, on the merits or otherwise, in the defense of such proceeding, indemnification by the corporation is mandatory under Section 14-2-852 of the Code with respect to the reasonable expenses incurred by the director in connection with the proceeding. A corporation may not indemnify a director, however, in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or in connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him.

         Under Section 14-2-857 of the Code, an individual who is made a party to a proceeding because he is or was an officer of the corporation is entitled to indemnification by the corporation against any reasonable expenses incurred by the director in connection with the proceeding, to the extent the officer is successful, on the merits or otherwise, in the defense of such proceeding. The corporation may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent consistent with public policy.



                                 PART F/S

                         DelSoft Consulting, Inc.
                      Index to Financial Statements
                      -----------------------------


                                                             Page
                                                              ----

Report of Certified Public Accountant                          F-2

Balance Sheet - June 30, 1997                                  F-3

Statement of Income
  Period from July 1, 1996 (Date of Inception) to
  June 30, 1997                                                F-4

Statement of Stockholders' Equity
  Period from July 1, 1996 (Date of Inception) to
  June 30, 1997                                                F-5

Statement of Cash Flows
  Period from July 1, 1996 (Date of Inception) to
  June 30, 1997                                                F-6

Notes to Financial Statements                                  F-7/16

Condensed Balance Sheet
  December 31, 1997 (Unaudited)                                F-17

Condensed Statements of Income
  Six Months Ended December 31, 1997 and 1996 (Unaudited)      F-18

Condensed Statement of Stockholders' Equity
  Six Months Ended December 31, 1997 (Unaudited)               F-19

Condensed Statements of Cash Flows
  Six Months Ended December 31, 1997 and 1996 (Unaudited)      F-20/21

Notes to Condensed Financial Statements (Unaudited)            F-22/25


                              *   *   *

                REPORT OF CERTIFIED PUBLIC ACCOUNTANT
                -------------------------------------



To the Board of Directors and Stockholders
DelSoft Consulting, Inc.

I have audited the accompanying balance sheet of DelSoft Consulting, Inc. as of June 30, 1997 and the related statements of income, stockholders' equity and cash flows for the period from July 1, 1996 (date of inception) to June 30, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DelSoft Consulting, Inc. as of June 30, 1997 and the results of its operations and its cash flows for the period from July 1, 1996 (date of inception) to June 30, 1997, in conformity with generally accepted accounting principles.



                                      Allen P. Fields, CPA


Atlanta, Georgia
September 19, 1997, except for
Note 10 Commitments and Contingencies
(Executive Incentive Compensation Plan), which is dated April 24, 1998.

                         DELSOFT CONSULTING, INC.
                               BALANCE SHEET
                               JUNE 30, 1997

                                  ASSETS
                                  ------

Current assets:
   Cash                                                    $  197,514
   Accounts receivable, net of allowance for doubtful
       accounts of $3,750                                     865,774
   Deferred tax assets                                         14,140
   Other current assets                                        29,368
                                                           ----------
       Total current assets                                 1,106,796
Equipment and furnishings, net of accumulated depreciation 96,661 Capitalized software development costs, net of accumulated
   amortization                                               135,963
Other assets                                                   15,321
                                                           ----------

       Total                                               $1,354,741
                                                           ==========


                   LIABILITIES AND STOCKHOLDERS' EQUITY
                   ------------------------------------
Current liabilities:
   Note payable to bank                                    $  489,316
   Current portion of long-term debt                           18,437
   Accounts payable                                           384,986
   Accrued compensation and sundry liabilities                285,156
   Income taxes payable                                        11,700
                                                           ----------
       Total current liabilities                            1,189,595
Long-term debt, net of current portion                         16,247
Deferred tax liabilities                                       63,640
                                                           ----------
       Total liabilities                                    1,269,482
                                                           ----------

Commitments and contingencies

Stockholders' equity:
   Common stock, no par value; 20,000,000 shares
       authorized; 10,013,316 shares issued and
       outstanding                                            260,777
   Stock subscription receivable for 75,000 shares           (250,000)
   Retained earnings                                           74,482
                                                           ----------
       Total stockholders' equity                              85,259
                                                           ----------

       Total                                               $1,354,741
                                                           ==========

See Notes to Financial Statements.

                     DELSOFT CONSULTING, INC.
                       STATEMENT OF INCOME
                     PERIOD FROM JULY 1, 1996
               (DATE OF INCEPTION) TO JUNE 30, 1997


Gross revenues                                              $6,124,133
Direct project costs                                         4,784,351
                                                            ----------

Net revenues                                                 1,339,782
                                                            ----------

Expenses:
   Selling, general and administrative expenses              1,188,416
   Interest expense                                             15,684
                                                            ----------
       Total                                                 1,204,100
                                                            ----------

Income before provision for income taxes                       135,682

Provision for income taxes                                      61,200
                                                            ----------

Net income                                                  $   74,482
                                                            ==========


Earnings per share - basic                                  $      .01
                                                            ==========

Weighted average common shares outstanding - basic          10,013,316
                                                            ==========



See Notes to Financial Statements.

                                           DELSOFT CONSULTING, INC.
                                       STATEMENT OF STOCKHOLDERS' EQUITY
                          PERIOD FROM JULY 1, 1996 (DATE OF INCEPTION) TO JUNE 30, 1997


                                            Common Stock
                                      -------------------------
                                                                        Stock                                 Total
                                       Number of                     Subscription         Retained         Stockholders'
                                        Shares         Amount         Receivable          Earnings            Equity
                                      -----------    ----------      ------------         --------         -------------
Initial issuance of shares of
   common stock                        8,300,000      $    498                                                $   498

Issuance of shares of common
   stock in connection with
   Pyke Corp. merger                   1,713,316        10,279                                                 10,279

Subscription for purchase of
   75,000 shares of common stock                       250,000        $(250,000)

                                                                                           $74,482             74,482
Net income                            ----------      --------        ----------           -------            -------

Balance, June 30, 1997                10,013,316      $260,777        $(250,000)           $74,482            $85,259
                                      ==========      ========        ==========           =======            =======



See Notes to Financial Statements.


                            DELSOFT CONSULTING, INC.
                            STATEMENT OF CASH FLOWS
                   PERIOD FROM JULY 1, 1996 (DATE OF INCEPTION)
                                TO JUNE 30, 1997

Operating activities:
   Net income                                                        $  74,482
   Adjustments to reconcile net income to net cash used in
       operating activities:
       Depreciation                                                      9,967
       Provision for bad debts                                           3,750
       Deferred income taxes                                            49,500
   Changes in operating assets and liabilities:
       Accounts receivable                                            (869,524)
       Other current assets                                            (29,368)
       Other assets                                                    (15,321)
       Accounts payable                                                384,986
       Accrued compensation and sundry liabilities                     285,156
       Income taxes payable                                             11,700
                                                                     ---------
          Net cash used in operating activities                        (94,672)

Investing activities:
   Net cash received through Pyke Corp. merger                          10,279
   Capital expenditures                                                (85,393)
   Capitalized software development costs                             (135,963)
                                                                     ---------
          Net cash used in investing activities                       (211,077)
                                                                     ---------

Financing activities:
   Net proceeds from line of credit borrowings                         489,316
   Proceeds from long-term borrowings                                   15,000
   Repayments of long-term borrowings                                   (1,551)
   Net proceeds from issuances of common stock                             498
                                                                     ---------
          Net cash provided by financing activities                    503,263
                                                                     ---------

Net increase in cash and cash balance, end of period                 $ 197,514
                                                                     =========
Supplemental disclosure of cash flow data:
   Interest paid                                                     $  14,934
                                                                     =========
Supplemental disclosure of noncash investing and
  financing activities:
    During fiscal 1997, the Company purchased equipment at a cost of, and issued long-term obligations in the principal amount of, $21,235.


See Notes to Financial Statements.

                            DELSOFT CONSULTING, INC.
                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Business and summary of accounting policies:
           Business:
             Delsoft Consulting, Inc. (the "Company"), which was incorporated on July 1, 1996, provides customized software solutions, system integration and development services to large commercial enterprises throughout the United States. The Company uses June 30 as its fiscal year end. The period from inception to June 30, 1997 is referred to herein as fiscal 1997.

           Merger:
             On November 13, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Pyke Corp. ("Pyke"). Under the Merger Agreement, the Company issued 1,713,316 shares of its common stock to the stockholders of Pyke to acquire all of the shares of Pyke's common stock then outstanding (all references to numbers of shares and per share amounts in these notes and the accompanying financial statements have been retroactively restated for a 9-for-1 stock split effected by the Company in November 1996) and Pyke was merged with the Company (the "Merger"). At the time of the Merger, Pyke was a publicly-traded shell corporation with no previous operations of a commercial nature. Pyke had a cash balance of $10,279 and no other assets or liabilities.

             The acquisition was accounted for as a purchase. Accordingly, the historical financial statements prior to November 13, 1996 are those of the Company. Since Pyke did not have any operations and there was no market for the shares of common stock that were exchanged, the shares issued by the Company were valued at Pyke's net asset value of $10,279 as of the date of the Merger. Information as to the unaudited pro forma results of operations of the Company and Pyke assuming the Merger had been consummated on July 1, 1996 (the date of the Company's inception) has not been presented because such information would not differ materially from the information in the accompanying fiscal 1997 historical statement of operations of the Company included herein.

           Use of estimates:
             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Business and summary of accounting policies:
           Equipment and furnishings:
             Equipment and furnishings are stated at cost, net of accumulated depreciation. Provision is made for depreciation of equipment and furnishings under the straight-line method by annual charges to operations over their estimated useful lives.

           Capitalized software development costs:
             Pursuant to Statement of Financial Accounting Standards No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED, the Company is required to charge the costs of creating a computer software product to research and development expense as incurred until the technological feasibility of the product has been established; thereafter, all related software development and production costs are required to be capitalized.

             Commencing upon the initial release of a product, capitalized software development costs and any costs of related purchased software are generally required to be amortized over the estimated economic life of the product based on current and future revenues. Thereafter, capitalized software development costs and costs of purchased software are reported at the lower of unamortized cost or estimated net realizable value. Due to the inherent technological changes in the software development industry, the amortization period may have to be accelerated.

             The software development costs capitalized by the Company in fiscal 1997 were related to its "Year 2000 Hyperdating Methodology" product for which technological feasibility was established in July 1997. Management estimates that the initial release for this product will occur subsequent to December 31, 1997. Accordingly, the capitalized costs were not amortized during fiscal 1997. In addition, costs charged to research and development expenses prior to the establishment of feasibility were not material.

           Advertising:
             The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were not material during fiscal 1997.

           Earnings per share:
             The Company has presented earnings per share in the accompanying fiscal 1997 statement of income based on the retroactive adoption of the provisions of Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("SFAS 128"). SFAS 128 has replaced the presentation of "primary" and "fully-diluted" earnings per common share required under previously promulgated accounting standards with the presentation of "basic" and "diluted" earnings per common share.

Note 1 - Business and summary of accounting policies:
             Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period.

             For the purpose of computing the weighted average number of common shares outstanding during fiscal 1997, the 1,713,316 shares issued in connection with the Merger in November 1996 have been retroactively included as if they were outstanding as of July 1, 1996. The assumed exercise of all of the Company's warrants and the application of the treasury stock method had an insignificant effect on the weighted average number of common shares outstanding during fiscal 1997 and, accordingly, diluted earnings per share does not differ from the amount presented for basic earnings per share. In addition, the amount presented for basic earnings per share does not differ from the amounts of primary and fully-diluted earnings per share computed under previously promulgated accounting standards.

           Stock options:
             In accordance with the provisions of Accounting
             Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), the Company will recognize compensation costs as a result of the issuance of stock options based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. Therefore, the Company will not be required to recognize compensation expense as a result of any grants of stock options at an exercise price that is equivalent to or greater than fair value. The Company will also make pro forma disclosures, as required by Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied instead if such amounts differ materially from the historical amounts.



Note 1 - Business and summary of accounting policies:
           Income taxes:
             The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities be computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Equipment and furnishings:
             Equipment and furnishings consisted of the following as of June 30, 1997:

                                          Range of
                                         Estimated
                                           Useful
                                            Lives            Amount
                                         ---------           ------

             Equipment                   3-7 years          $ 85,737
             Furnishings                   7 years            19,514
                                                            --------
                                                             105,251
             Less accumulated depreciation                     8,590
                                                            --------
                              Total                         $ 96,661
                                                            ========

Note 3 - Note payable to bank:
             At June 30, 1997, the Company had a revolving credit agreement with Emergent Financial Corp. that allowed maximum borrowings of $500,000. On August 29, 1997, the maximum borrowings allowed under the credit line were increased to $1,000,000. Borrowings bear interest, which is payable monthly, at the higher of 2% above the prime rate or 9%. Outstanding borrowings are secured by substantially all of the Company's assets.

             The revolving credit agreement contains certain restrictive covenants which, among other things, require the maintenance of certain financial ratios and limit payments of cash dividends and capital expenditures. The lender has agreed to waive certain of these covenants until July 1, 1998.

                         DELSOFT CONSULTING, INC.
                      NOTES TO FINANCIAL STATEMENTS

Note 4 - Long-term debt:
             Long-term debt consisted of the following as of June 30, 1997:

             8.5% note payable to stockholder (A)            $15,000
             Equipment loan (B)                               19,684
                                                             -------
                                                              34,684
             Less current portion                             18,437
                                                             -------

                  Long-term debt                             $16,247

                      (A)  The balance arose from an advance the
                      Company received during December 1996 and repaid in July 1997.

                      (B) The loan is payable in monthly installments of $493, including interest at 13.65%, through December 2001, and secured by equipment with a net book value that approximated the outstanding balance of the loan.

             Principal payment requirements for long-term obligations in each of the five years subsequent to June 30, 1997 total $18,437 in 1998; $3,936 in 1999; $4,509 in 2000;
             $5,164 in 2001; and $2,638 in 2002.

             Management of the Company believes that the note payable to bank and the equipment loan had carrying values that approximated their fair values as of June 30, 1997 because the interest rates and other relevant terms of such financial instruments were the equivalent of those that the Company could have obtained for new loans as of that date.


                         DELSOFT CONSULTING, INC.
                      NOTES TO FINANCIAL STATEMENTS

Note 5 - Related party transactions:
             Certain stockholders, who owned approximately 56% of the Company's common stock as of June 30, 1997, are also directors and were previously officers of the Company. These stockholders also own a controlling interest in, and are officers and directors of, Bridgton Consulting, Inc. ("Bridgton"). Bridgton's business activities are similar to those of the Company's and it has many of the same customers and vendors. The Company and Bridgton occupy the same office facilities.

             During fiscal 1997, the Company billed Bridgton approximately $349,000 for the services of its programmers and engineers and realized a gross profit of approximately $63,000 on such billings. During fiscal 1997, Bridgton billed the Company approximately $406,000 for the services of its programmers and engineers and, based on information provided by the management of Bridgton, realized a gross profit of approximately $97,000. Bridgton also billed the Company approximately $81,000 for reimbursement of overhead expenses it incurred on behalf of the Company and approximately $10,000 for its historical carrying value of equipment it transferred to the Company. At June 30, 1997, Bridgton owed the Company approximately $5,400 which was included in accounts receivable.

             The management of Bridgton has informed the management of the Company that Bridgton will cease operations during 1998.



                         DELSOFT CONSULTING, INC.
                      NOTES TO FINANCIAL STATEMENTS

Note 6 - Provision for income taxes:
             Income taxes were provided in fiscal 1997 as follows:

                   Federal:
                          Current                         $ 8,300
                          Deferred                         42,000
                                                          -------
                                                           50,300
                                                          -------
                   State:
                          Current                           3,400
                          Deferred                          7,500
                                                          -------
                                                           10,900
                                                          -------

                               Total                      $61,200
                                                          =======

             At June 30, 1997, deferred tax assets and liabilities were attributable to the following:

                   Deferred tax assets:
                          Provision for
                            doubtful accounts            $  1,500
                          Accrued vacation expenses        12,640
                                                         --------
                               Total                       14,140
                                                         --------

             Deferred tax liabilities:
                   Depreciation expense                    (9,185)
                   Write-off of capitalized software
                    development costs                     (54,455)
                                                         --------
                               Total                      (63,640)
                                                         --------
                   Net deferred tax liabilities          $(49,500)
                                                         ========

             The provision for income taxes in fiscal 1997 differs from the amount computed using the Federal statutory rate of 34% as a result of the following:

                   Tax at Federal statutory rate              34%
                   State income taxes, net of
                    Federal income tax effect                  2
                   Effect of nondeductible expenses           11
                   Other (primarily surtax exemptions)        (2)
                                                              --

                   Effective tax rate                         45%
                                                              ==

                         DELSOFT CONSULTING, INC.
                      NOTES TO FINANCIAL STATEMENTS

Note 7 - Stock option plan:
             On July 1, 996, the Board of Directors approved the Company's Stock Option Plan (the "Plan") whereby, subject to ratification of the Plan by the Company's stockholders, incentive and/or nonincentive stock options for the purchase of up to 2,000,000 shares of the Company's common stock may be granted to key executives, other members of management, other employees and directors of the Company. Under the Plan, the exercise price of all options must be at least 100% of the fair market value of the common stock on the date of grant (the exercise price of an incentive stock option for an optionee that holds more than ten percent of the combined voting power of all classes of stock of the Company must be at least 110% of the fair market value on the date of grant). The maximum term of an option may not exceed ten years. The actual term of each option and the manner of exercise are determined by the Board of Directors.

             During fiscal 1997, the Company granted options under the Plan for the purchase of 651,250 shares of its common stock at an exercise price of $2.00 per share (the approximate fair market value at the date of grant) and a term of ten years, all of which were outstanding as of June 30, 1997. As of June 30, 1997, options for the purchase of 210,000 shares are exercisable and options for the purchase of 130,500 shares, 117,750 shares, 118,000 shares and 75,000 shares will vest and become exercisable in the fiscal years ending June 30, 1998, 1999, 2000 and 2001, respectively.

             Since the Company has elected to continue to use the provisions of APB 25 in accounting for its stock options and the exercisable price of all of the options granted approximated the fair market at the date of grant, no earned or unearned compensation cost was recognized in the accompanying statement of income for stock options granted in fiscal 1997. Had compensation cost for the stock options granted in fiscal 1997 been determined based on the fair value of the options at the grant date under the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced from the amounts reported in the accompanying statements of income as shown below:


                     Net income - as reported                    $74,482
                     Net income - pro forma                       44,452
                     Basic earnings per share - as reported          .01
                     Basic earnings per share - pro forma            -

             The fair value of each option granted in fiscal 1997 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 6.3%; expected option lives of ten years; expected volatility of 40.0%; and expected dividends of 0%.


                         DELSOFT CONSULTING, INC.
                      NOTES TO FINANCIAL STATEMENTS

Note 8 - Stock purchase warrants:
             On January 7, 1997, the Company issued two warrants to purchase an aggregate of 15,000 shares of common stock at $1 per share to a lender as part of the consideration for a loan made to the Company. The warrants became exercisable on the date they were issued and will expire on December 31, 1999. The estimated fair market value of the warrants on the date of issuance was not material.

Note 9 -  Stock subscription receivable:
             An investor subscribed to purchase 75,000 shares of common stock from the Company for an aggregate purchase price of $250,000 during June 1997 and paid for the shares during July 1997.

Note 10 - Commitments and contingencies:
           Consulting Agreements:
             The Company has entered into consulting agreements with two of its former officers (who are also members of its Board of Directors) which obligate the Company to make aggregate payments of $180,000 in 1998; $164,000 in 1999; and $24,000 in 2000.

           Employment Agreements:
             The Company has entered into employment agreements with two of its key executives which obligate the Company to make aggregate payments of approximately $233,000 in 1998; $256,000 in 1999; $269,000 in 2000; $282,000 in 2001; and $80,000 in 2002.

           Executive incentive compensation plan:
             On July 1, 1996, the Company adopted, and on July 1, 1997, the Company terminated, an executive incentive compensation plan (the "Incentive Plan") that was administered by the Company's Board of Directors. Under the terms of the Incentive Plan, a participant was going to earn incentive compensation, which would have been paid in cash and/or common stock of the Company, based on, among other things, the percentage increase in the Company's billable hours, gross revenues and profitability over the corresponding amounts applicable to the preceding fiscal year. Since fiscal 1997 was the base year and the Incentive Plan was terminated as of the beginning of fiscal 1998, by a resolution made by the Board of Directors dated April 24, 1998, no amounts have been or will be charged to compensation based on the terms of the Incentive Plan.

           Lease:
             During the period from July 1, 1996 through December 20, 1996, the Company leased its office space for $1,000 per month from certain Stockholders. During December 1996, the Company entered into agreements with an unrelated lessor whereby it temporarily leased office space on a month-to-month basis from December 21, 1996 through April 30, 1997 and moved into new office facilities on May 1, 1997 under a noncancelable operating lease which


             expires on April 30, 2000. The Company has a one-year renewal option. Minimum annual rental commitments under the noncancelable lease for periods after June 30, 1997 aggregate $89,572 which is payable as follows: $30,250 in 1998; $31,762 in 1999; and $27,560 in 2000. The lease also requires the Company to pay all operating expenses. Rent expense charged to operations under all of the leases aggregated $16,035 in 1997.

           Venture capital agreement:
             On October 4, 1996, a venture capital group (the "Group") agreed to assist the Company in finding and acquiring a publicly-traded shell company; assist he Company in obtaining the approvals necessary for the quotation and trading of the Company's common stock on the NASDAQ Bulletin Board; and, upon the completion of the acquisition and the commencement of quotation and trading of the Company's common stock, contribute $550,000 to the Company's capital or obtain equity financing totaling at least $550,000 for the Company. In exchange, the Company agreed to pay the Group $50,000 once the equity financing and the other services had been provided.

             As of June 30, 1997, the Group had assisted the Company in consummating the acquisition of Pyke, which had been a publicly traded, shell company, and obtaining the necessary approvals for the quotation and trading of the Company's common stock on the NASDAQ Bulletin Board. The members of the Group had been stockholders of Pyke, and they or their nominees had received a total of 1,356,664 shares of the Company's common stock as a result of the Merger with Pyke. However, as of June 30, 1997, the Group had not fulfilled its commitment to provide the Company with $550,000 of equity financing. Management of the Company cannot provide any assurance that the Group will be able to fulfill its commitment, and it is considering what legal or equitable actions to take against the members of the Group.

           Concentrations of credit risk:
             Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company maintains its cash balances with high quality financial institutions. At times, such balances may exceed Federally insured limits.

             During 1997, approximately 68% of the Company's net revenues were derived from two customers who also accounted for approximately 51% of its accounts receivable balance at June 30, 1997. The Company closely monitors the extension of credit to its customers while maintaining appropriate allowances for potential credit losses. Accordingly, management does not believe that the Company was exposed to significant credit risk at June 30, 1997.


                            DELSOFT CONSULTING, INC.
                            CONDENSED BALANCE SHEET
                               DECEMBER 31, 1997
                                  (Unaudited)

                                    ASSETS
                                    ------

Current assets:
   Cash                                                       $     6,447
   Accounts receivable, net of allowance for doubtful
     accounts of $3,750                                         1,519,302
   Deferred tax assets                                             14,140
   Other current assets                                           475,079
                                                               ----------
          Total current assets                                  2,014,968
Equipment and furnishings, net of accumulated depreciation        193,568
Capitalized software development costs, net of accumulated
   amortization                                                   135,963
Other assets                                                       15,113
                                                               ----------

          Total                                               $ 2,359,612
                                                              ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

Current liabilities:
   Note payable to bank                                       $   795,556
   Current portion of long-term debt                               30,331
   Accounts payable                                               221,575
   Accrued compensation and sundry liabilities                    285,255
   Income taxes payable                                            16,949
                                                               ----------
          Total current liabilities                             1,349,666
Long-term debt, net of current portion                             64,456
Deferred tax liabilities                                           60,562
                                                               ----------
          Total liabilities                                     1,474,684
                                                               ----------

Commitments and contingencies

Stockholders' equity:
   Common stock, no par value; 100,000,000 shares
       authorized; 10,188,316 shares issued and
       outstanding                                                665,777
   Retained earnings                                              219,151
                                                               ----------
          Total stockholders' equity                              884,928
                                                               ----------

          Total                                               $ 2,359,612
                                                              ===========

See Notes to Condensed Financial Statements.


                         DELSOFT CONSULTING, INC.
                      CONDENSED STATEMENTS OF INCOME
               SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996
                                (Unaudited)


                                             1997                1996
                                         -----------         -----------

Gross revenues                           $ 5,150,580         $ 2,968,369
Direct project costs                       3,906,624           2,145,355
                                         -----------         -----------

Net revenues                               1,243,956             823,014
                                         -----------         -----------

Expenses:
   Selling, general and
     administrative expenses                 950,003             647,026

   Interest expense                           74,863                   0
                                         -----------         -----------
       Totals                              1,024,866             647,026
                                         -----------         -----------

Income before provision for
     income taxes                            219,090             175,988

Provision for income taxes                    74,421              51,762
                                         -----------         -----------

Net income                               $   144,669         $   124,226
                                         ===========         ===========

Earnings per share - basic               $       .01         $       .01
                                         ===========         ===========

Weighted average common
   shares outstanding - basic             10,108,697          10,013,316
                                         ===========         ===========




See Notes to Condensed Financial Statements.




                              DELSOFT CONSULTING, INC.
                    CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
                         SIX MONTHS ENDED DECEMBER 31, 1997
                                   (Unaudited)


                                          Common Stock
                                    --------------------------             Stock                                Total
                                    Number of                           Subscription        Retained        Stockholders'
                                     Shares           Amount             Receivable         Earnings           Equity
                                    ---------         ------            ------------        --------        -------------
Balance, July 1, 1997              10,013,316       $  260,777          $  (250,000)       $   74,482         $  85,259

Issuance of shares upon receipt
  of proceeds from subscriptions
  receivable                           75,000                               250,000                             250,000

Issuance of shares for services       100,000          405,000                                                  405,000

                                                                                              144,669           144,669
Net income                         ----------       ----------           ----------        ----------         ---------
Balance, December 31, 1997         10,188,316       $  665,777           $   --            $  219,151         $ 884,928
                                   ==========       ==========           ==========        ==========         =========


See Notes to Condensed Financial Statements.



                        DELSOFT CONSULTING, INC.
                 CONDENSED STATEMENTS OF CASH FLOWS
             SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996
                            (Unaudited)

                                                    1997                1996
                                                   ------              ------

Operating activities:
   Net income                                     $144,669            $124,226
   Adjustments to reconcile net
       income to net cash provided
       by (used in) operating activities:
       Depreciation                                 22,989                909
       Deferred income taxes                        (3,078)             5,435
   Changes in operating assets and liabilities:
       Accounts receivable                        (653,528)          (582,516)
       Other current assets                        (40,711)              (698)
       Other assets                                    208             (9,985)
       Accounts payable                           (163,411)           575,925
       Accrued compensation and sundry
         liabilities                                    99            102,606
       Income taxes payable                          5,249             46,376
                                                 ---------           --------
          Net cash provided by (used in)
          operating activities                    (687,514)           262,278
                                                 ---------           --------
Investing activities:
   Net cash received through Pyke Corp. merger                         10,279
   Capital expenditures                            (21,851)            (6,000)
   Capitalized software development costs                             (13,475)
                                                 ---------           --------
           Net cash used in investing
             activities                            (21,851)            (9,196)
                                                 ---------           --------

Financing activities:
   Repayment of long-term borrowings               (37,942)
   Net proceeds from the issuances of
      common stock                                 306,240                498
   Net proceeds from line of credit
      borrowings                                   250,000             15,000
                                                 ---------           --------
        Net cash provided by financing
        activities                                 518,298             15,498
                                                 ---------           --------
Net increase (decrease) in cash                   (191,067)           268,580
Cash, beginning of period                          197,514              --
                                                 ---------           --------

Cash, end of period                              $   6,447          $ 268,580
                                                 =========          =========

Supplemental disclosure of cash flow data:
   Interest paid                                 $  35,811
                                                 =========

   Income taxes paid                             $  56,200
                                                 =========




                         DELSOFT CONSULTING, INC.
                   CONDENSED STATEMENTS OF CASH FLOWS
               SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996
                              (Unaudited)

Supplemental schedule of noncash investing and financing activities:
   During the six months ended December 31, 1997 and 1996, the Company purchased equipment at a cost of, and issued long-term obligations in the principal amount of, $98,045 and $21,235, respectively.

   During the six months ended December 31, 1997, the Company increased both other current assets and common stock by $405,000, which was the fair value of 100,000 shares of common stock issued in exchange for advertising and promotional services that will be provided to the Company over a twelve month period that will commence in April 1998.



See Notes to Condensed Financial Statements.

                         DELSOFT CONSULTING, INC.
                  NOTES TO CONDENSED FINANCIAL STATEMENTS
                                (Unaudited)


Note 1 -    Unaudited interim financial statements:
               In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Delsoft Consulting, Inc. (the "Company") as of December 31, 1997, its results of operations and cash flows for the six months ended December 31, 1997 and 1996 and its changes in stockholders' equity for the six months ended December 31, 1997. Certain terms used herein are defined in the audited financial statements of the Company as of June 30, 1997 and for the period from July 1, 1996 (date of inception) to June 30, 1997 (the "Audited Financial Statements") also included elsewhere herein. Accordingly, these unaudited condensed financial statements should be read in conjunction with the Audited Financial Statements and the other financial statements included herein.

               The results of operations for the six months ended December 31, 1997 are not necessarily indicative of the results of operations for the full year ending June 30, 1998.

Note 2 -    Equipment and furnishings:
               Equipment and furnishings consisted of the following as of December 31, 1997:

                                                  Range of
                                                 Estimated
                                                   Useful
                                                    Lives           Amount
                                                 ----------         ------

               Equipment                          3-7 years        $198,218
               Furnishings                          7 years          21,936
                                                                   --------
                                                                    220,154
               Less accumulated depreciation                         26,586
                                                                   --------

                                Total                              $193,568
                                                                   ========


                         DELSOFT CONSULTING, INC.
                  NOTES TO CONDENSED FINANCIAL STATEMENTS
                                (Unaudited)

Note 3 -    Long-term debt:
               At December 31, 1997, long-term debt consisted of equipment loans totaling $94,787 which are payable in monthly installments and bear interest at rates ranging from 7.6% to 8.81%. The loans were secured by equipment with a net book value of approximately $114,000.

               Principal payment requirements for long-term obligations in each of the years subsequent to December 31, 1997 total $30,331 in 1998; $32,917 in 1999; and $31,539 in 2000.

               See Note 4 of the notes to the Audited Financial Statements for additional information regarding long-term debt.

Note 4 -    Related party transactions:
               During the six months ended December 31, 1997, the Company billed Bridgton (see Note 5 of the notes to the Audited Financial Statements) approximately $139,000 for the services of its programmers and engineers and realized a gross profit of approximately $25,000 on such billings. During the six months ended December 31, 1997, Bridgton billed the Company approximately $309,000 for the services of its programmers and engineers and, based on information provided by the management of Bridgton, realized a gross profit of approximately $62,000. Bridgton also billed the Company approximately $50,000 for reimbursement of over-head expenses. At December 31, 1997, Bridgton owed the Company approximately $10,700 which was included in accounts receivable.



                         DELSOFT CONSULTING, INC.
                  NOTES TO CONDENSED FINANCIAL STATEMENTS
                                (Unaudited)

Note 5 -    Provision for income taxes:
               Income taxes were provided in the six months ended December 31, 1997 and 1996 as follows:

                                                      1997            1996
                                                    -------         -------

               Federal:
                    Current                         $61,887         $35,755
                    Deferred (credit)                (3,078)          5,435
                                                    -------         -------
                                                     58,809          41,190

               State - current                       15,612          10,572
                                                    -------         -------

                       Totals                       $74,421         $51,762
                                                    =======         =======

               At December 31, 1997, deferred tax assets and liabilities were attributable to the following:

                    Deferred tax assets:
                       Provision for doubtful accounts             $  1,500
                       Accrued vacation expenses                     12,640
                                                                   --------
                                Total                                14,140
                                                                   --------
                    Deferred tax liabilities:
                      Depreciation expense                           (6,107)
                      Write-off of capitalized software
                      development costs                             (54,455)
                                                                   --------
                                Total                               (60,562)
                                                                   --------

                    Net deferred liabilities                       $(46,422)
                                                                   ========

               The provision for income taxes differs from the amount computed using the Federal statutory rate of 34% for the six months ended December 31, 1997 and 1996 as a result of the following:

                                                      1997            1996
                                                    --------        --------

                    Tax at Federal statutory rate     34%             34%
                    State income taxes, net of
                        Federal income tax effect      5               4
                    Other (primarily surtax
                        exemptions)                   (5)             (9)
                                                      --              --

                    Effective tax rate                34%             29%
                                                      ==              ==


Note 6 -    Stock option plan:
               On November 22, 1997, the Company's stockholders ratified the Stock Option Plan that had been approved by the Board of Directors in 1997. As of December 31, 1997, options for the purchase of 651,250 shares of common stock were still outstanding; options for the purchase of 265,500 shares were exercisable; and options for the purchase of 250,000 shares, 117,500 shares, 118,000 shares and 75,000 shares will vest and become exercisable in the fiscal years ending 1998, 1999, 2000 and 2001, respectively (see Note 7 of the notes to the Audited Financial Statements).

Note 7 -    Lease commitments:
               Rent expense charged to operations under all of the Company's leases aggregated approximately $15,000 in the six months ended December 31, 1997 (see Note 10 of the notes to the Audited Financial Statements).

Note 8 -    Venture capital agreement:
               As of December 31, 1997, the Group had not fulfilled its commitment to provide the Company with $550,000 of equity financing pursuant to their October 4, 1996 agreement (see
               Note 10 of the notes to the Audited Financial Statements).

Note 9 -    Concentrations of credit risk:
                During the six months ended December 31, 1997, approximately 66% of the Company's net revenues were derived from two customers who also accounted for approximately 60% of its accounts receivable balance at December 31, 1997 (see Note 10 of the notes to the Audited Financial Statements).

Note 10-     Earnings per share:
                For the purpose of computing the weighted average number of common shares outstanding during the six months ended December 31, 1996, the 1,713,316 shares issued in connection with the Merger in November 1996 have been retroactively included as if they were outstanding as of July 1, 1996.
                The assumed exercise of all of the Company's stock options and warrants and the application of the treasury stock method had an insignificant effect on the weighted average number of common shares outstanding during the six months ended December 31, 1997 and 1996 and, accordingly, diluted earnings per share does not differ from the amounts presented for basic earnings per share. In addition, the amounts presented for basic earnings per share do not differ from the amounts of primary and fully-diluted earnings per share computed under previously promulgated accounting standards.


                                    PART III

ITEM 1.  INDEX TO EXHIBITS.


ITEM 2.  DESCRIPTION OF EXHIBITS.

2 Agreement and Plan of Merger, dated November 13, 1996, by and between the Company and Pyke Corp.

3.1      Articles of Incorporation*

3.2      Bylaws

4        Form of Common Stock Certificate of the Company*

10.1 Lease Agreement, dated December 20, 1996 by and between the Company and VPB Realty

10.2 Subcontractor Agreement, dated July 1, 1996, by and between the Company and Bridgton, Inc.

10.3 Loan and Security Agreement, dated February 18, 1997, by and between the Company and Emergent Financial Corp.

10.4 Employment Agreement, dated August 5, 1997, by and between the Company and Michael Osso

10.5 Employment Agreement, dated July 1, 1996, by and between the Company and Adil Choksey

10.6 Employment Agreement, dated July 1, 1996, by and between the Company and Jeffrey A. Rinde

10.7 Consulting Agreement, dated September 1, 1997, by and between the Company and Jerry Rosemeyer

10.8 Consulting Agreement, dated June 18, 1997, by and between the Company and Benjamin J. Giacchino

10.9     Delsoft Consulting, Inc. Stock Option Plan

27       Financial Data Schedule (For SEC use only)


_____________

*        To be filed by Amendment.

                                SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              DELSOFT CONSULTING, INC.



                              By:  __________________________________
                                   Name:   Michael Osso
                                   Title:  President
                                   Date:   April 30, 1998